Exhibit 99.(i)(14)

DRINKER BIDDLE & REATH LLP

One Logan Square

Suite 2000

Philadelphia, PA  19103-6996

(215) 988-2700

Fax:  (215) 988-2757

May 4, 2010

Turner Funds

1205 Westlakes Drive, Suite 100

Berwyn, PA 19312

Re:	Post-Effective Amendment No. 67
(Registration No. 333-00641)

Ladies and Gentlemen:

We have acted as counsel to the Turner Funds, a Massachusetts business trust (the “Trust”), in connection with the preparation and filing with the Securities and Exchange Commission of Post-Effective Amendment No. 67 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, registering units of beneficial interest of the Trust’s Global Opportunities Fund — Class I and Class II, to be known as Institutional Class and Investor Class, respectively (together, the “Shares”).  The Amendment seeks to register an unlimited number of Shares.

We have reviewed the Trust’s Agreement and Declaration of Trust, as amended (the “Declaration of Trust”), its By-Laws, resolutions adopted by its Board of Trustees and shareholders, and such other legal and factual matters as we have considered necessary.

This opinion is based exclusively on the laws of the Commonwealth of Massachusetts and the federal securities laws of the United States of America.  We have relied upon an opinion of K&L Gates LLP, special Massachusetts counsel to the Trust, insofar as our opinion relates to matters arising under the laws of the Commonwealth of Massachusetts.

We have assumed the following for this opinion:

1.             The Shares will be issued in accordance with the Trust’s Declaration of Trust and By-Laws and resolutions of the Trust’s Board of

Trustees and shareholders relating to the creation, authorization and issuance of the Shares.

2.             The Shares will be issued against consideration therefor as described in the Trust’s prospectus relating thereto, and that such consideration will have been at least equal to the applicable net asset value and the applicable par value.

On the basis of the foregoing, it is our opinion that:

1.             The Shares to be issued pursuant to the Amendment have been duly authorized for issuance by the Trust; and

2.             When issued and paid for upon the terms provided in the Amendment, the Shares to be issued pursuant to the Amendment will be validly issued, fully paid and nonassessable.  In this regard, however, we note that the Trust is a Massachusetts business trust, and under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the trust.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Amendment.  In giving our consent, we do not hereby admit that we are in the category of persons whose consent is required under section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities Exchange Commission thereunder.

Very truly yours,

/s/ Drinker Biddle & Reath LLP
DRINKER BIDDLE & REATH LLP